Exhibit 99.1

FOR IMMEDIATE RELEASE

Amber International Holding Limited Accelerates Specialized AI Agent Transformation as Q2 Revenue Grows 38.8% Quarter-over-Quarter and Profitability Turns Positive

-	Formally pivoted to building specialized AI agents; Ambre and MIA now in market as the first two products.

-	Total revenue reached US$13.9 million, up 38.8% quarter-over-quarter; US$7.4 million classified as agentic, supporting 79.5% gross margin and positive operating income and Adjusted EBITDA.

Singapore, September 3, 2026 – Amber International Holding Limited (Nasdaq: AMBR) (“Amber International”, “we,” “us,” or the “Company”) today announced Second Quarter 2026 Unaudited Financial Results.

Management Commentary

Michael Wu, Chairman and Chief Executive Officer of Amber International, commented:

“The second quarter was a strong one for us. Revenue reached US$13.9 million, up 38.8% quarter-over-quarter, with gross margin expanding to 79.5%. Operating income and Adjusted EBITDA both turned positive. These results are the first evidence of the strategic direction we are taking.

Two days ago in Hong Kong, we introduced the new AMBR: a company that builds specialized AI agents. This is a deliberate pivot. We were a digital wealth management business; we are becoming a technology company. We are doing so from a position of strength, not as a reaction.

As of this week, we have two agents in the market. Ambre is our consumer agent for personal finance. It delivers the portfolio analysis, signals, monitoring and alerts that relationship managers have long provided to high-net-worth clients, but makes them available more broadly. It works across users’ existing exchange and brokerage accounts and does not place orders — when a user decides to act, they are connected to our expert team. Ambre is currently available by invitation, starting with Amber Premium’s verified client base.

MIA is our marketing agent and the proof that this model produces revenue. Built and scaled inside our wholly-owned marketing businesses, MIA already runs a substantial share of day-to-day campaign operations for more than a hundred enterprise customers. It is now also available as a direct product.

Ambre and MIA are the first two agents, not the full portfolio. Additional agents and the financial framework for the transition will be presented at our Investor Day, which we now expect to hold before year-end. Until then, our priority is disciplined execution on what we have just launched.”

Vicky Wang, President of Amber International, said: “Earlier this week, on September 1, we officially unveiled the new AMBR, focused on building specialized AI agents for high-value, high-stakes use cases. The initial response from clients, partners and the market has been encouraging.

Users want more than another general-purpose AI interface — they want intelligence that understands their context and can help them take action. This is where AMBR has a differentiated foundation: deep domain expertise, trusted financial infrastructure, and experience serving sophisticated users.

Our flagship product, Ambre, applies this approach to personal finance by building a holistic view of the user’s assets and priorities, identifying the signals that matter, and helping users act on them. We are also advancing MIA for growth and marketing workflows. Together, they demonstrate our thesis that the next generation of AI products will move from answering questions to understanding intent and executing complex workflows.

We look forward to sharing more as we expand Ambre, MIA and additional specialized agents.”

Second Quarter and First Half 2026 Highlights

●	Total Revenue: US$13.9 million in Q2 2026, an increase of 38.8% quarter-over-quarter, bringing first-half 2026 revenue to US$23.9 million.

●	Wealth Management Solutions Revenue: US$5.3 million in Q2 2026, increased from US$4.3 million last quarter, reaching US$9.6 million for the first half of 2026.

●	Agentic Revenue: reached US$7.4 million in Q2 2026, led by initial recognition of higher-margin revenue from A-MM which enhanced the Company’s revenue mix, with the revenue from AI-driven marketing and enterprise solutions.

●	Gross Profit: US$11.1 million in Q2 2026, rose from US$6.8 million last quarter, while gross margin increased from 67.7% to 79.5%. It was US$17.9 million in the first half of 2026, with a gross margin of 74.5%.

●	Non-GAAP Adjusted EBITDA from continuing operations: US$1.9 million in Q2 2026 versus US$3.2 million loss in Q1 2026, bringing first-half 2026 adjusted EBITDA to a loss of US$1.3 million.

Business Developments and Strategic Updates

In the second quarter, the Company advanced its strategic repositioning as a builder of specialized AI agents.

On September 1, the Company formally unveiled the new AMBR brand and introduced its next chapter, focused on building specialized AI agents for high-value, high-stakes use cases. Two agents are now in market:

Ambre, the flagship consumer agent for personal finance, is designed to build a holistic understanding of a user’s assets, priorities and financial context, identify the signals that matter most, and increasingly help users monitor and act on those insights. It works across existing exchange and brokerage accounts and does not place orders. Ambre is currently available by invitation, starting with Amber Premium’s verified client base.

MIA, the specialized agent for growth and marketing workflows, continues to operate at commercial scale within the Company’s wholly-owned marketing businesses and is now also available as a direct product.

Together, Ambre and MIA demonstrate the Company’s thesis that the next generation of AI products will move from answering questions to understanding intent, maintaining context and executing complex workflows on behalf of users.

Agentic revenue reached US$7.4 million in the quarter, including the initial contribution from A-MM. This higher-margin mix supported the expansion of gross margin to 79.5% and the return to positive operating income and Adjusted EBITDA.

The Company expects to provide a fuller view of its agent portfolio and the financial framework for the transition at its Investor Day, anticipated before year-end. Until then, the priority is disciplined execution on the products already in the market.

Share Repurchase Program

On November 26, 2025, the Company announced a share repurchase program authorizing the purchase of up to US$50.0 million of its ADSs over a 12-month period commencing December 1, 2025. As of June 30, 2026, the Company had repurchased a total of 2,636,910 ADSs under this program for an aggregate consideration of approximately US$5.8 million. As of June 30, 2026, approximately US$44.2 million remained available for future repurchases under the program, providing significant capacity for opportunistic repurchases alongside continued growth investment.

Second Quarter 2026 Financial Results Summary

The following table sets forth the key financial metrics of the Company for the periods indicated.

	Three Months Ended
(US$ in thousands, except per share data; unaudited)	June 30, 2026	June 30, 2025*	Percentage change	March 31, 2026	Percentage change
Financial Metrics:
Revenue[1]
Digital Assets Platform Revenue	6,564	14,412	(54.5)%	5,691	15.3%
Wealth Management Solutions	5,312	11,544	(54.0)%	4,257	24.8%
Execution Solutions	737	2,010	(63.3)%	859	(14.2)%
Payment Solutions	515	858	(40.0)%	575	(10.4)%
Agentic Revenue	7,357	4,536	62.2%	4,337	69.6%
Total revenue	13,921	18,948	(26.5)%	10,028	38.8%
Gross profit	11,064	14,583	(24.1)%	6,788	63.0%
Operating income/(loss)	1,035	(787)	N/M	(3,192)	N/M
Net income/(loss) from continuing operations	1,472	750	96.3%	(3,728)	N/M
Diluted net income/(loss) from continuing operations per American Depositary Shares (“ADS”)	0.02	0.01	100.0%	(0.04)	N/M
Adjusted EBITDA from continuing operations[2]	1,866	170	997.6%	(3,190)	N/M
Adjusted net income/(loss) from continuing operations[2]	1,482	(301)	N/M	(3,502)	N/M
Diluted adjusted net income/(loss) per ADS from continuing operations[2]	0.02	(0.00)	N/M	(0.04)	N/M

* Certain operations were classified as held-for-sale starting from the third quarter of 2025, and we completed one of the disposals in October 2025. The disposed business was deconsolidated from the Company upon the respective disposal and the results of the held-for-sale and disposed businesses are reflected in the consolidated financial statements as discontinued operations accordingly.

Revenue for the second quarter of 2026 increased 38.8% quarter-over-quarter from US$10.0 million in the prior quarter to US$13.9 million. The addition of revenue from A-MM this quarter further broadened the Company’s revenue base, alongside the growth in institutional-grade wealth management platforms.

●	Revenue from Wealth Management Solutions was US$5.3 million in the second quarter of 2026, up from US$4.3 million last quarter, driven by stronger demand across the Company's diversified and newly launched investment products and services.

●	Revenue from Execution Solutions was US$0.7 million in the second quarter of 2026, versus US$0.9 million last quarter, due to lower trading volumes resulting from broader macroeconomic conditions, partially offset by a higher realized fee rate during the quarter.

●	Revenue from Payment Solutions was US$0.5 million in the second quarter of 2026, versus US$0.6 million last quarter, with continued momentum in stablecoin-based payment flows for risk-off positioning and treasury management partially offsetting the impact of market-driven fluctuations.

●	Agentic Revenue consists of (i) revenue generated from A-MM (Agentic Market Making), the first flagship component of the Company’s A-Suite agent-native liquidity operations system and designated market-making infrastructure platform which offers integrated technology, platform and operational services. It was US$3.5 million in the initial recognition this quarter, establishing a strategic new growth driver and advancing the Company’s ongoing AI adoption, and (ii) Marketing and Enterprise Solutions revenue of US$3.8 million in the second quarter of 2026, compared to US$4.3 million last quarter, reflected the Company's strategic decision to optimize its portfolio, including realignment of resources away from lower margin consumers and marketers.

1 Beginning in the second quarter of 2026, the Company introduced (i) “Digital Assets Platform Revenue,” comprising the revenue from Wealth Management Solutions, Execution Solutions, and Payment Solutions, and (ii) “Agentic Revenue”, comprising the revenue generated from A-MM (Agentic Market Making) and Marketing and Enterprise Solutions to better reflect the evolution of its AI-enabled business model. Comparative period information has been conformed to the current presentation. Any discrepancies on announcement between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

2 For more details on these non-GAAP financial measures, please see the tables captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Combined revenue from Digital Assets Platform and A-MM reached US$10.1 million in the second quarter of 2026, exceeding the Company's previously communicated Amber Premium revenue outlook of US$9.0 million to US$10.0 million, which was provided prior to the introduction of A-MM as a new revenue stream under Amber Premium. Digital Assets Platform Revenue contributed US$6.6 million, and A-MM contributed US$3.5 million revenue during the quarter.

Gross profit increased to US$11.1 million in the second quarter of 2026 from US$6.8 million last quarter, while gross profit margin reached 79.5% in the second quarter of 2026, from 67.7% last quarter. These improvements were driven by a more favorable higher-margin business mix, including the contributions from our new agentic revenue from A-MM and the core Wealth Management Solutions.

Total operating expenses remained stable at US$10.0 million in the second quarter of 2026. The disciplined cost management demonstrated the scalability of our operations through the integration of AI capabilities across the business and the ongoing transition of our business to an AI-driven operating model.

Operating income improved to US$1.0 million in the second quarter of 2026, turning positive from an operating loss of US$3.2 million last quarter, contributed by stronger gross profit performance and new higher-margin A-MM business.

Other gains, net were US$0.4 million in the second quarter of 2026, versus US$0.6 million other losses, net last quarter. The results in the second quarter of 2026 mainly benefited from a more favorable unrealized fair value change of crypto assets loan receivables and digital assets.

Net income from continuing operations achieved US$1.5 million in the second quarter of 2026, compared to net loss of US$3.7 million last quarter.

Adjusted EBITDA from continuing operations strengthened to US$1.9 million profitability in the second quarter of 2026, from a loss of US$3.2 million last quarter.

Adjusted net income from continuing operations was US$1.5 million, improved from adjusted net loss of US$3.5 million last quarter.

As of June 30, 2026, the Company had cash and cash equivalents, time deposits and restricted cash of US$34.2 million, compared to US$33.9 million as of December 31, 2025.

Withdrawal of Outlook

In view of the Company's strategic transition towards an agentic AI company, the management has determined that the previously issued financial guidance is no longer an appropriate measure of the Company's future performance. Accordingly, we are withdrawing our financial guidance while we evaluate the financial impact of the new business initiatives. The Company expects to provide updated guidance once sufficient operating history and forecasting visibility have been established.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 3, 2026 (8:00 PM Singapore time on September 3, 2026). Participants are asked to use one of the following teleconferencing numbers to participate in the call and reference the Access ID number 13762457. The Company requests that participants dial in 10 minutes before the conference call begins.

Participant Dial-in Numbers:

Toll Free: 1-844-539-3703

Toll/International: 1-412-652-1273

The conference call will also be available via a live webcast https://viavid.webcasts.com/starthere.jsp?ei=1774230&tp_key=5a46e93419

Replay Dial-in Numbers:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13762457

A replay of the call will be available on Thursday, September 3, 2026, after 12:00 PM ET through Thursday, September 17, 2026 at 11:59 PM ET.

The Company’s earnings release and investor presentation will be available shortly after issuance in the Investor Relations section of Amber International's website at https://ir.ambr.io.

About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), is a technology company that builds specialized AI agents for high-value, high-stakes use cases. Drawing on deep domain expertise, trusted financial infrastructure, and experience serving sophisticated users, the Company develops agents that move beyond answering questions to understanding intent, maintaining context, and executing complex workflows on behalf of users. Its first two agents are in the market: Ambre, a consumer agent for personal finance, and MIA, an agent for growth and marketing workflows. Headquartered in Singapore, Amber International is listed on the Nasdaq Stock Market. For more information, visit https://ir.ambr.io.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA from continuing operations, adjusted net income/(loss) from continuing operations, and diluted adjusted net income/(loss) from continuing operations per ADS, each a non-GAAP financial measure, in evaluating the Company's operating results and for financial and operational decision-making purposes. The Company believes that adjusted EBITDA from continuing operations, adjusted net income/(loss) from continuing operations, and diluted adjusted net income/(loss) from continuing operations per ADS help identify underlying trends in the Company's business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net income/(loss). The Company believes that adjusted EBITDA from continuing operations and adjusted net income/(loss) from continuing operations provide useful information about the Company's operating results, enhance the overall understanding of the Company's past performance and future prospects, assess operating performance on a consistent basis, and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

Adjusted EBITDA from continuing operations, adjusted net income/(loss) from continuing operations, and diluted adjusted net income/(loss) from continuing operations per ADS should not be considered in isolation or construed as an alternative to net income/(loss) or any other measure of performance or as an indicator of the Company's operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA from continuing operations, adjusted net income/(loss) from continuing operations, and diluted adjusted net income/(loss) from continuing operations per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. The Company encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Important Notice Regarding Preliminary Financial Information

The financial information presented herein is preliminary and unaudited, and is subject to change in connection with the completion of the Company’s financial closing and audit procedures.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management's current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements, including, among others, risks and uncertainties related to the Company’s strategic transition, including its ability to execute its strategy and manage the transition and the launch, development, performance, and market adoption of its products and any additional specialized AI agents. Further information regarding these and other risks is included in the Company's annual reports on Form 20-F and other filings with the SEC. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Media & Investor Contacts

In Asia:

Amber International Holding Limited

Media Relations Team
Phone: +65 6022 0228
E-mail: pr@ambr.io | ir@ambr.io
In the United States:

International Elite Capital Inc.

Annabelle Zhang
Phone: +1 (646) 866-7928
E-mail: amber@iecapitalusa.com

(financial tables follow)

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(US$’000, except share data and per share data, or otherwise noted)

	Three Months Ended			Six Months Ended
	June 30, 2026	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2025
Continuing operations
Revenue	13,921	18,948	10,028	23,949	33,455
Cost of revenue	(2,857)	(4,365)	(3,240)	(6,097)	(7,924)
Gross profit	11,064	14,583	6,788	17,852	25,531
Operating expenses
Research and development expenses	(1,561)	(4,585)	(1,541)	(3,102)	(7,968)
Sales and marketing expenses	(2,165)	(2,480)	(2,289)	(4,454)	(3,223)
General and administrative expenses	(6,303)	(8,305)	(6,150)	(12,453)	(14,279)
Total operating expenses	(10,029)	(15,370)	(9,980)	(20,009)	(25,470)
Operating income/(loss)	1,035	(787)	(3,192)	(2,157)	61
Finance income, net	80	12	96	176	50
Other gains/(losses), net	419	1,548	(615)	(196)	1,604
Income/(loss) from continuing operations before share of losses from an equity investee and income tax (expense)/credit	1,534	773	(3,711)	(2,177)	1,715
Share of losses from an equity investee	(9)	(24)	(11)	(20)	(24)
Income/(loss) from continuing operations before income tax (expense)/credit	1,525	749	(3,722)	(2,197)	1,691
Income tax (expense)/credit	(53)	1	(6)	(59)	(4)
Net income/(loss) from continuing operations	1,472	750	(3,728)	(2,256)	1,687
Net income attributable to non-controlling interests	—	—	—	—	—
Net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders	1,472	750	(3,728)	(2,256)	1,687

Discontinued operations

Net income/(loss) from discontinued operations	26	(22)	(4)	22	(43)
Net loss attributable to non-controlling interests	—	13	—	—	28
Net income/(loss) from discontinued operations attributable to the Company’s ordinary shareholders	26	(9)	(4)	22	(15)

Net income/(loss)	1,498	728	(3,732)	(2,234)	1,644
Net income/(loss) attributable to the Company’s ordinary shareholders	1,498	741	(3,732)	(2,234)	1,672

	Three Months Ended			Six Months Ended
	June 30, 2026	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2025
Net income/(loss) from continuing operations	1,472	750	(3,728)	(2,256)	1,687
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax	(1,298)	(115)	(417)	(1,715)	(115)
Comprehensive income/(loss) from continuing operations attributable to the Company's ordinary shareholders	174	635	(4,145)	(3,971)	1,572

Net income/(loss) from discontinued operations	26	(22)	(4)	22	(43)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of US$nil tax	—	—	—	—	—
Comprehensive income/(loss) from discontinued operations	26	(22)	(4)	22	(43)
Comprehensive loss from discontinued operations attributable to noncontrolling interests	—	(24)	—	—	(24)
Comprehensive income/(loss) from discontinued operations attributable to the Company's ordinary shareholders	26	(46)	(4)	22	(67)

Comprehensive income/(loss) attributable to the Company's ordinary shareholders	200	589	(4,149)	(3,949)	1,505

Net income/(loss) from continuing operations per ADS attributable to the Company’s ordinary shareholders
— Basic	0.02	0.01	(0.04)	(0.02)	0.02
— Diluted	0.02	0.01	(0.04)	(0.02)	0.02

Weighted average number of ADS used in per share calculation:
— Basic	93,840,552	90,548,508	93,837,525	93,839,047	79,493,454
— Diluted	93,870,041	90,551,286	93,837,525	93,839,047	79,496,261

Net income/(loss) from discontinued operations per ADS attributable to the Company’s ordinary shareholders
— Basic	0.00	(0.00)	(0.00)	0.00	(0.00)
— Diluted	0.00	(0.00)	(0.00)	0.00	(0.00)

Weighted average number of ADS used in per share calculation:
— Basic	93,840,552	90,548,508	93,837,525	93,839,047	79,493,454
— Diluted	93,870,041	90,548,508	93,837,525	93,865,074	79,493,454

Net income/(loss) per ADS attributable to the Company’s ordinary shareholders
— Basic	0.02	0.01	(0.04)	(0.02)	0.02
— Diluted	0.02	0.01	(0.04)	(0.02)	0.02

Weighted average number of ADS used in per share calculation:
— Basic	93,840,552	90,548,508	93,837,525	93,839,047	79,493,454
— Diluted	93,870,041	90,551,286	93,837,525	93,839,047	79,496,261

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Condensed Consolidated Statements of Financial Position

(US$’000)

	As of June 30, 2026	As of December 31, 2025
Assets
Current assets
Cash and cash equivalents, time deposits and restricted cash	34,248	33,902
Trade and other receivables	12,246	16,625
Crypto assets loan receivables	57,788	42,141
Digital assets	52,111	45,958
Financial assets at fair value through profits or loss	13,647	22,084
Derivative financial assets	—	316
Amounts due from related parties	60,081	32,341
Collateral receivables	8,534	3,407
Income tax recoverable	57	141
Assets held for sale	10	17
Total current assets	238,722	196,932

Non-current assets
Goodwill	53,136	53,136
Intangible assets	2,720	2,949
Other assets	3,470	3,362
Total non-current assets	59,326	59,447
Total assets	298,048	256,379

Liabilities and equity
Current liabilities
Trade and other payables	11,192	13,427
Collateral payables	75,558	10,941
Contract liabilities	8,232	8,575
Liabilities due to customers	49,624	61,351
Amount due to related parties	47,723	48,031
Derivative financial liabilities	—	316
Lease liabilities	874	867
Income tax payable	438	513
Liabilities held for sale	1,265	1,277
Total current liabilities	194,906	145,298

Non-current liabilities
Lease liabilities	274	722
Other liabilities	47	47
Total non-current liabilities	321	769
Total liabilities	195,227	146,067

Equity
Share capital	86,480	90,061
Accumulated losses	(35,373)	(33,139)
Reserve	51,714	53,390
Total equity	102,821	110,312

Total equity and liabilities	298,048	256,379

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted)

Adjusted EBITDA from continuing operations represents net income/(loss) from continuing operations before (i) depreciation and amortization, (ii) finance income, net, (iii) income tax expense/(credit), (iv) share-based compensation, (v) other gains, net, (vi) unrealized loss in fair value of digital assets, and (vii) cost related to merger.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from continuing operations from net income/(loss) from continuing operations for the periods indicated:

	Three Months Ended			Six Months Ended
	June 30, 2026	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2025
Net income/(loss) from continuing operations	1,472	750	(3,728)	(2,256)	1,687
Add/(less):
Depreciation and amortization	411	484	402	813	621
Finance income, net	(80)	(12)	(96)	(176)	(50)
Income tax expense/(credit)	53	(1)	6	59	4
EBITDA from continuing operations	1,856	1,221	(3,416)	(1,560)	2,262
Add/(less):
Share-based compensation	26	178	13	39	805
Other gains, net[3]	(353)	(1,641)	(515)	(868)	(1,754)
Unrealized loss in fair value of digital assets	337	—	728	1,065	—
Cost related to merger[4]	—	412	—	—	444
Adjusted EBITDA from continuing operations	1,866	170	(3,190)	(1,324)	1,757

Adjusted net income/(loss) from continuing operations represents net income/(loss) from continuing operations before (i) share-based compensation, (ii) other gains, net, (iii) unrealized loss in fair value of digital assets, and (iv) cost related to merger. There are no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net income/(loss) from continuing operations from net income/(loss) from continuing operations for the periods indicated:

	Three Months Ended			Six Months Ended
	June 30, 2026	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2025
Net income/(loss) from continuing operations	1,472	750	(3,728)	(2,256)	1,687
Add/(less):
Share-based compensation	26	178	13	39	805
Other gains, net[3]	(353)	(1,641)	(515)	(868)	(1,754)
Unrealized loss in fair value of digital assets	337	—	728	1,065	—
Cost related to merger[4]	—	412	—	—	444
Adjusted net income/(loss) from continuing operations	1,482	(301)	(3,502)	(2,020)	1,182

3 Other gains, net has been adjusted out, except for (i) amounts of (US$66 thousand), US$93 thousand, US$1,130 thousand, US$1,064 thousand and US$150 thousand in relation to realized and unrealized (gain)/loss in fair value of digital assets, net for the three months ended June 30, 2026, June 30, 2025, March 31, 2026 and for the six months ended June 30, 2026 and 2025, respectively.

4 Cost related to the merger relates to legal and professional fees.

The diluted adjusted net income/(loss) from continuing operations per ADS for the periods indicated are calculated as follows:

	Three Months Ended			Six Months Ended
	June 30, 2026	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2025
Net income/(loss) from continuing operations	1,472	750	(3,728)	(2,256)	1,687
Add: Non-GAAP adjustments	10	(1,051)	226	236	(505)
Adjusted net income/(loss) from continuing operations	1,482	(301)	(3,502)	(2,020)	1,182

Denominator for diluted net income/(loss) from continuing operations per ADS – Weighted average ADS outstanding	93,870,041	90,551,286	93,837,525	93,839,047	79,496,261

Denominator for diluted adjusted net income/(loss) from continuing operations per ADS – Weighted average ADS outstanding	93,870,041	90,548,508	93,837,525	93,839,047	79,496,261

Diluted net income/(loss) from continuing operations per ADS	0.02	0.01	(0.04)	(0.02)	0.02
Add: Non-GAAP adjustments	0.00	(0.01)	0.00	0.00	(0.01)
Diluted adjusted net income/(loss) from continuing operations per ADS	0.02	(0.00)	(0.04)	(0.02)	0.01